Exhibit 21

Subsidiaries of Riggs National Corporation

Riggs Bank N.A.	National banking association organized under the laws of the United States of America

Riggs Capital (Unconsolidated)	Business trust established in Delaware

Riggs Capital II (Unconsolidated)	Business trust established in Delaware

Riggs Capital Partners LLC	Limited liability company organized in Delaware

Riggs Capital Partners II, LLC	Limited liability company organized in Delaware